January 25, 2007
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Duncan Energy Partners L.P. Registration Statement on Form S-1 (File No. 333-138371)
Ladies and Gentlemen:
     As representatives of the several underwriters of the Partnership’s proposed public offering of up to 14,950,000 common units, we hereby join the Partnership’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 9:00 a.m. (NYT) on January 30, 2007, or as soon thereafter as is practicable.
     Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Partnership’s Preliminary Prospectus dated January 24, 2007, through the date hereof:
     Preliminary Prospectus dated January 24, 2007:
     42,319 copies to prospective Underwriters, institutional investors, dealers and others
     The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

LEHMAN BROTHERS INC.
UBS SECURITIES LLC
As Representatives of the several Underwriters

By:	LEHMAN BROTHERS INC.

By:	/s/ Victoria Hale

Victoria Hale
Vice President